THE LAW OFFICE OF
RONALD N. VANCE, P.C.
Attorney at Law
AMERICAN PLAZA II
57 WEST 200 SOUTH
SUITE 310
SALT LAKE CITY, UTAH 84101

ALSO ADMITTED IN CALIFORNIA (INACTIVE)	TELEPHONE (801) 359-9300 FAX (801) 359-9310 EMAIL: rnvance@qwest.net
August 11, 2006
Barbara C. Jacobs, Assistant Director
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

Re:	White Mountain Titanium Corporation
Amendment No. 5 to the Registration Statement on Form SB-2
File No. 333-129347
Dear Ms. Jacobs:
     Attached for filing is the fifth amendment to the registration statement on Form SB-2 of White Mountain Titanium Corporation (the “Company”). In response to the comments in your letter dated August 8, 2006, I have been authorized to provide the following responses and information, with each numbered item below corresponding to the numbered items in your letter:
Form SB-2/A
Risk Factors
The prior issuance of 400,000 shares . . ., page 7
1.	Please refer to prior comment 1 from our letter dated June 27, 2006. We note your response and the addition of this risk factor in response to our prior comment. Please revise the text of this risk factor to specify the exemption from registration claimed for the May 2006 issuance of shares. Please note that we did not express a “belief” in our comment as to the intent of the investors at the time of issuance. We did, however, question the availability of the exemption from registration relied upon for the issuance based upon the facts provided. Please revise the text of this risk factor accordingly. Finally, clarify any material consequences to you if it is determined that you did not have available a valid Securities Act exemption.
Response: The Company has revised this risk factor to include the specific exemption from registration claimed by the Company. It has also been revised to exclude the reference to the

Barbara C. Jacobs, Assistant Director
August 11, 2006

Company’s “belief” as to the intent of the investors at the time of the issuance of the 440,000 shares. Finally, language has been added to clarify the material consequences to the Company if a valid exemption from registration was not available. Set forth below is the text of this revised risk factor:
The prior issuance of 400,000 shares to Rubicon and 40,000 shares to Phelps Dodge in May 2006 may have been issued without a valid exemption from registration which may subject us to rescission of the issuance of the shares and potential liability in the event an exemption from registration is not available for the issuance.
     Our Securities Purchase Agreement with Rubicon and Phelps Dodge required that this Registration Statement be effective by January 31, 2006, and that we file a prospectus in Canada. In May 2006 we amended the Securities Purchase Agreement and issued 400,000 shares to Rubicon and 40,000 shares to Phelps Dodge, the selling shareholders in this offering, in lieu of liquidated damages and for extending the registration period to September 30, 2006, and eliminating the Canadian filing requirement. These 440,000 shares may not have been eligible for an exemption from registration under the Securities Act of 1933. In the absence of such an exemption, these parties could bring suit against us to rescind their share purchases, in which event we could be liable for rescission payments to these persons.
     We entered into the amendment to the Securities Purchase Agreement on May 5, 2006, after the initial filing of this Registration Statement on October 31, 2005. We believed that the offer and sale of these shares to Rubicon and Phelps Dodge shares was exempt from registration under the Securities Act and under applicable state securities laws pursuant to Section 4(2) or 4(6) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. The offer and sale of the shares were made some seven months after the original sale of the preferred shares and warrants to the same parties. We did not offer securities to any new investors, nor were we receiving proceeds from the issuance of these additional shares. The offer was made solely in response to settlement of the liquidated damages requirements of the Securities Purchase Agreement.
     All of the 440,000 shares of our common stock issued to Rubicon and Phelps Dodge have been removed from this Registration Statement. Notwithstanding the foregoing, questions have been raised by the SEC as to the availability of the claimed exemptions. In the event we are found to have offered and sold such shares in transactions for which exemption from registration was not available, such shares may have been offered in violation of the registration provisions of Section 5 of the Securities Act. In that event, Rubicon and Phelps Dodge may have rescission rights to recover their purchase price, plus interest and attorney’s fees, depending upon their state of residence.
     If we were to rescind the sale of the shares to Rubicon and Phelps Dodge, we would be liable for liquidated damages since January 31, 2006, equal to $50,000 per month to Rubicon and $5,000 per month to Phelps Dodge for failure to meet the registration deadlines in the Securities Purchase Agreement. Through July 31, 2006, these damages could be as much as $330,000, plus interest at the rate of 1.5% per month. As of August 1, 2006, we had approximately $2.9 million cash on hand. Therefore, if Rubicon or Phelps Dodge sued for rescission, we would have sufficient funds to pay the liquidated damages provision, and any attorney’s fees or interest penalties, but the payment would have a material effect on our financial condition. Since we entered into the amendment to the Securities Purchase Agreement, we have not been threatened by either Rubicon or Phelps Dodge. However, notwithstanding the fact that the 440,000 shares of our common stock have been removed from this Registration Statement which was declared effective by the SEC on                     , 2006, the SEC is not foreclosed from taking any enforcement action with respect to the filing and we may not assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC.

Barbara C. Jacobs, Assistant Director
August 11, 2006

2.	Please tell us if you have undertaken a SFAS 5 analysis as to any contingent liability arising from the possible lack of availability of the exemption from registration for the issuance of the 440,000 shares and discussed the results of such analysis with your independent auditors. Tell us the conclusions of such analysis and whether or not your auditors agreed with such conclusions.
     Response: Management understands that the position of the Commission is that the filing of a registration statement is deemed to be the commencement of the public offering of the securities acquired and that the inclusion of the 440,000 shares in the Company’s last amended registration statement could be construed as Rubicon and Phelps Dodge taking these shares with an intent at the time of purchase to further distribute them.
     Management has determined that the event that gives rise to the loss contingency analysis was the issuance of the 440,000 shares to Rubicon and Phelps Dodge on May 5, 2006, after the filing of this registration statement on October 31, 2005, for the resale of shares by these parties. Since the filing of this registration statement would be deemed to be the commencement of the public offering of the resale shares, the additional shares issued to the selling shareholders could be construed as Rubicon and Phelps Dodge taking these shares with an intent at the time of purchase to further distribute them, which would result in the loss of the Regulation D exemption, thus giving rise to the potential rescission rights. Based on this May 5, 2006, date, the effects of these potential rescission rights will first be reflected in the Company’s financial statements for the period ended June 30, 2006, which have not yet been filed, and thus no restatement or reissuance of prior financial statements or SEC filings will be required. The Company intends to include the following language in a note to these financial statements:
LOSS CONTINGENCY
The Company’s Securities Purchase Agreement with Rubicon and Phelps Dodge required that a registration statement for the resale of the shares underlying the preferred shares and warrants issued to them be effective by January 30, 2006, and that that the Company file a prospectus in Canada. In May 2006 the Company amended the Securities Purchase Agreement and issued 400,000 shares to Rubicon and 40,000 shares to Phelps Dodge in consideration for extending the registration period to September 30, 2006, and eliminating the Canadian filing requirement. These 440,000 shares may not have been eligible for an exemption from registration under the Securities Act of 1933. In the absence of such an exemption, these parties could bring suit against the Company to rescind the purchase of the 440,000 shares, in which event the Company could be liable for rescission payments to these persons.
If the Company were to rescind the sale of the shares to Rubicon and Phelps Dodge, it would be liable for liquidated damages since January 30, 2006, equal to $50,000 per month to Rubicon and $5,000 per month to Phelps Dodge for failure to meet the registration deadlines in the Securities Purchase Agreement. Through July 31, 2006, these damages could be as much as $330,000, plus interest at the rate of 1.5% per month. The rescission of the shares and payment of the liquidated damages could have a material negative impact on the Company. The Company believes that because of the significant investment in the Company by Rubicon and the relative amount of the liquidated damages collectable by Phelps Dodge, the likelihood of either party exercising a right of rescission and the attendant potential aggregate liability is not probable.

Barbara C. Jacobs, Assistant Director
August 11, 2006

     The first issue that must be evaluated is whether any contingent liability must be recorded by the Company in accordance with Statement of Financial Accounting Standards 5, “Accounting for Contingencies.” Since the Company intends to disclose this matter without regard to whether this pronouncement requires it, the only remaining decision is whether an accrual is required, and if so, how much that accrual would be. Statement of Financial Accounting Standards 5 sets two criteria for accrual—the loss must be probable (on a scale of remote, reasonably possible and probable) and the loss must be reasonably estimable.
     Management has evaluated the above factors, plus the scenario outlined in the proposed risk factor above set forth in response to comment 1, and has determined that the ultimate liability to the company from the potential assertion by investors of rescission rights is not probable. This conclusion is based on management’s determination that the factors or conditions that would encourage an attempt to assert such rights are significantly outweighed by the factors or conditions that would discourage an attempt to assert such rights. The main factor or condition affecting the attempt to assert such rights is that both Rubicon and Phelps Dodge were willing to voluntarily accept the shares as settlement of the liquidated damages provision of the Securities Purchase Agreement in lieu of a cash payment for the damages. Furthermore, as the primary investor in the Company, Rubicon would be unlikely to bring an action which would possibly affect the ability to complete its mining project and jeopardize the remaining investment in the project. Rubicon provided $5,000,000 in funding for the Company’s mining project in Chile. Rescinding the stock issuance and reinstating and enforcing the liquidated damages provision would deny the Company of up to $350,000 in working capital if the registration statement is declared effective this month, and more if the registration process takes longer. The loss of such a large amount of working capital could affect the ability of the Company to complete its business plan for the mining property and jeopardize the continued existence of the Company. If the Company fails, Rubicon would stand to lose its entire investment. On a practical level, management believes the amount involved in any action which could be brought by Phelps Dodge is so small that it is unlikely that they would consider litigation. Neither Rubicon nor Phelps Dodge has notified the Company or indicated to management any intention to bring legal action to demand rescission of the stock issuances to them. The factors that might encourage an attempt to assert such rescission rights, although much outweighed by the previous factors, are the inability to predict when and if the registration statement would be declared effective and whether additional liquidated damages might be incurred if the registration statement is not declared effective by September 30, 2006.
     Since we have determined that a loss is not probable, although it may be possible, no accrual is required under SFAS 5. In addition, further consideration of the second factor affecting accrual, the estimation of the loss amount, is not necessary.
     Management has discussed the results of this analysis with the Company’s auditors and they agree with the conclusion.

Barbara C. Jacobs, Assistant Director
August 11, 2006

3.	Please refer to prior comment 2 from our letter dated June 27, 2006. We considered your supplement response letter on this comment dated July 5, 2006. We express no opinion as to the integration analysis that you provided; however, we do not believe that the principles of Black Box (as amplified by Squadron Ellenoff) are applicable to your facts.
Financial Statements
Note 8 – Capital Stock
4.	We have reviewed your response to comment 4 of our letter dated June 27, 2006, and have the following additional comments:
•	We do not believe that the amendment to the Securities Purchase Agreement on May 5, 2006, has any bearing on the accounting for the warrants at their dates of issuance or in the accounting periods prior to the amendment. Using the formula set forth in the Securities Purchase Agreement, you should compute the maximum amount of damages that would be paid if the terms of the agreement are not met. This calculation should be made without regard to any subsequent amendments. As previously requested, tell us the total amount of the maximum damages (not the subsequent settlement amount) possible under the arrangement, what percentage of the total proceeds this amount represents and how you considered whether the liquidated damage provisions cause the issuances of unregistered shares to represent an uneconomic settlement alternative analogous to that described in paragraph 16 of EITF 00-19. Be advised that this analysis is necessary to determine whether the warrants can be classified in equity instead of liabilities. That is, cash settlement is possible in cases were a holder exercised the warrant and does not receive a registered share as stipulated in the agreement and liquidated damages do not compensate for not having a registered shares. Your response should also discuss your consideration of EITF 05-4, including the views on this issue as outlined in Issue Summary No. 1 to EITF 05-4.
Response: Without taking into consideration the subsequent amendments, the maximum amount of damages that would be paid if the terms of the agreement are not met is undeterminable as the penalties do not have a termination date. If the amount were to be limited to the date the warrants expire, the amount of damages would be $2,265,000; this amount represents 41% of the total proceeds. From this management determined that the liquidating damages would not represent an uneconomic settlement and cause the instrument to represent a liability instrument.
     Under the views A and B discussed in EITF 05-4, the liquidating damages would cause the entire instrument, that is, the warrants and the liquidating damages, to represent a liability. Under view C, the warrants would represent an equity instrument and the liquidating damages would represent a liability.
     The Company has opted to select view C whereby the liquidating damages would represent a liability. The Company started to negotiate a settlement with Rubicon for the liquidating damages and an extension of the period by when the registration becomes effective.

Barbara C. Jacobs, Assistant Director
August 11, 2006

Based on these preliminary talks, the Company determined the amount of damages that would likely be incurred and accrued a total of $330,000 as the value of the liquidating damages liability.
•	Your response notwithstanding, it remains unclear why you recorded the $330,000 liquidated damages settlement in the fourth quarter of 2005. As we understand the amended Securities Purchase Agreement, and as you described in your response, your obligation to pay liquidated damages was conditioned on the occurrence of certain events, none of which appears to have occurred until the failure of the registration statement to go effective by January 31, 2006. We note from your response that the negotiations to limit liquidated damages did not begin until “mid January” and that final terms were not agreed to until May 2006. Your response states that you “provided for payment of 6 months damages in the 2005 financial statements based upon the negotiations underway.” Tell us why you believe that this settlement represents a subsequent event requiring adjustments to the financial statements in 2005 when it appears that the conditions giving rise to this liability did not exist at the balance sheet date. Your response should describe your consideration of the two types of subsequent events and provide evidence to support your determination that the settlement represented a Type I event requiring adjustment of the financial statements as of December 31,2 005, including your consideration of SFAS 5.
Response: The $330,000 was not intended to represent the accrual of penalties that the Company had not yet incurred. As explained above, this amount was intended to represent the estimated amount the Company would pay for liquidating damages as at December 31, 2005, as described under view C of EITF 05-4.
•	We note that because the settlement set forth the number of shares to be issued as consideration the settlement amount was recorded in additional-paid-in-capital rather that as a liability. Please tell us the basis in GAAP for not recording a liability to offset the $330,000 expense recorded in the fourth quarter of 2005.
Response: The Company recorded the $330,000 as additional paid-in-capital considering the subsequent amendment and considered it an obligation to issue shares rather than a liability. The Company will reclassify this amount as a liability as it represents the amount the Company expected to pay as at December 31, 2005, as described under view C of EITF 05-4.
•	Your response indicates that “the preferred shareholders agreed to accept this amount as full settlement for all penalties the Company incurred for not reaching certain milestones” and that “the liquidating damages have been fully settled.” The Second Amendment and waiver to the Securities purchase Agreement does not appear to delete the obligation to pay cash liquidated damages in the event that the registration statement is not effective by September 30, 2006. That is, it is our understanding hat the provision of Section 6.1(f)(ii) were amended to redefine the Required Effective Date as September 30, 2006, however, it appears that the provision requiring the payment of cash liquidated damages

Barbara C. Jacobs, Assistant Director
August 11, 2006

was not deleted in the amendment. Please clarify and revise your disclosures to set forth potential liquidated damages hat my in incurred in the future.
Response: The Company has amended its disclosure to reflect the fact that the liquidating damages are not eliminated but only deferred until September 30, 2006.
•	We note from your response that the settlement with Rubicon and Phelps Dodge was signed on May 5, 2006, however, your disclosure in Note 8(a) continues to states that you reached an agreement on April 5, 2006. Revise your disclosure to state that the agreement was reached on May 5, 2006, the date on which the agreement was actually signed.
Response: The Company has amended its disclosure to reflect May 5, 2006.
     In further response to the foregoing accounting comments contained in comment 4 above, the Company has made the following specific changes to the financial statements for the year ended December 31, 2005:
•	On the Balance Sheet the line items for “Accounts payable and accrued liabilities” and “Total Current Liabilities and Total Liabilities” have been changed from $35,778 to $365,778.

•	On the Statement of Stockholders’ Equity (Deficit), the line item titled “Financial agreement penalty to be settled with common stock (Note 8(a))” has been eliminated; the balance for common stock and paid-in excess of par value has been changed from $6,234,759 to $5,904,759; and the balance for total stockholders’ equity (deficit) has been changed from $4,184,208 to $3,854,208.

•	The last paragraph of Note 8(a) has been amended and a new paragraph has been added to Note 8(a), each to read as follow:
Pursuant to the issuance of 6,875,000 preferred shares, the Company is required to reach certain milestones. Failure to meet these milestones will cause the Company to incur a penalty of 1% of the purchase price of the securities for each month the Company fails to meet the requirements. On May 5, 2006, the Company reached an agreement with the preferred shareholders to settle damages incurred related to breaching these milestones and deferred the period by when the registration must become effective to September 30, 2006. To settle this penalty, the Company agreed to issue 440,000 registered common shares at a price of $0.75 representing the fair market value at the date of settlement for a total of $330,000. As at December 31, 2006 the maximum amount of damages that would be paid is undeterminable as the penalties do not have a termination date.
The Company has treated the liquidating damages of the above transaction as a separate instrument and estimated its value at December 31, 2005 to be $330,000 being the Company’s estimate of the total penalty it will pay. This amount is accrued as a liability in the financial statements and is included in accounts payable and accrued liabilities.

Barbara C. Jacobs, Assistant Director
August 11, 2006

     In addition to the changes reflected in the year-end financial statements, the Company has made the following specific changes to the interim financial statements for the period ended March 31, 2006:
•	On the Balance Sheet at March 31, 2006, the line items for “Accounts payable and accrued liabilities” and “Total Current Liabilities and Total Liabilities” have been changed from $87,002 to $417,002; the Common Stock and Paid-in Capital in Excess of $0.001 Par Value has been changed from $6,234,759 to $5,904,759; and the Total Stockholders’ Equity has been changed from $3,635,013 to $3,305,013.
•	On the Statement of Stockholders’ Equity (Deficit), the line item titled “Financial agreement penalty to be settled with common stock (Note 8(a))” has been eliminated; the common stock and paid-in excess of par value has been changed from $6,234,759 to $5,904,759; and the balance for total stockholders’ equity (deficit) at March 31, 2006, has been changed from $3,635,013 to $3,305,013.
•	Note 2 has been changed to read as follows:
Pursuant to the issuance of 6,875,000 preferred shares, the Company is required to reach certain milestones. Failure to meet these milestones will cause the Company to incur a penalty of 1% of the purchase price of the securities for each month the Company fails to meet the requirements. On May 5, 2006, the Company reached an agreement with the preferred shareholders to settle damages incurred related to breaching these milestones and deferred the period by when the registration must become effective to September 30, 2006. To settle this penalty, the Company agreed to issue 440,000 registered common shares at a price of $0.75 representing the fair market value at the date of settlement for a total of $330,000.
     In addition to the changes made in response to the foregoing comments, the following further changes have been made to the registration statement:
•	The 2,358,633 common stock purchase warrants issued in July 2004 and exercisable through July 30, 2006, have expired. The references to these warrants in the Risk Factor titled “There are a large number of shares underlying...” and in the “Market For Our Common Stock” section of the prospectus have been deleted.
•	Mr. Flower’s age in the “Management” section has been revised to reflect a recent birthday.
     Please feel free to contact me if you have any questions in regard to this filing.

Sincerely,
/s/ Ronald N. Vance
Ronald N. Vance

cc:	Brian Flower, CFO
Michael P. Kurtanjek, President
Michael Adelstein, Esq.
Sarah A. Strunk, Esq.